December 5, 2005

VIA EDGAR

Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Mr. Jay Webb

Re: MIPS Technologies, Inc. Form 10-K for the year ended June 30, 2005 Filed September 9, 2005 File No. 000-24487

Ladies and Gentlemen:

        Reference is made to your letter dated November 2, 2005, addressed to MIPS Technologies, Inc. regarding the above-referenced filing. The following information is provided in response to such comments. Please note that the headings and numbers of the responses set forth below correspond to the headings and numbers of the comments contained in your letter.

Form 10-K for the year ended June 30, 2005

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 36

Revenue Recognition, page 36

1.	We see that you have multiple revenue generating activities, including licensing of technology, royalty agreements, and maintenance and support contracts. Please tell us and revise future filings to disclose how EITF 00-21 impacts your revenue recognition for each type of revenue source.

        We advise the SEC Staff as follows regarding how EITF 00-21 impacts our revenue recognition. Revenue earned under contracts with our licensees is classified as either contract revenue or royalties. We recognize revenues in accordance with SAB 104 and for multiple deliverable arrangements, we follow the guidance in EITF 00-21 to determine whether there is more than one unit of accounting. To the extent that the deliverables are separable into multiple units of accounting, we then allocate the total fee on such arrangements to the individual units of accounting using the residual method. We then recognize revenue for each unit of accounting depending on the nautre of the deliverable(s) comprising the unit of accounting (principally following SAB 104).

        Fees for contracts for currently available technology include: license fees relating to our intellectual property, including processor designs; maintenance and support, typically for one year; and royalties payable following the sale by our licensees of products incorporating the licensed technology. Generally, our customers pay us a single upfront fee that covers the license and first year maintenance and support. Our deliverables in these arrangements include (a) processor designs and related intellectual property and (b) maintenance and support. The license for our intellectual property, which includes processor designs, has standalone value and can be used by the licensee without maintenance and support. Further, objective and reliable evidence of fair value exists for maintenance and support based on specified renewal rates. Accordingly, (a) license fees and (b) maintenance and support fees are each treated as separate units of accounting. Total upfront fees are allocated to the license of processor designs and related intellectual property and maintenance and support using the residual method. We view the royalty revenue as contingent revenue as discussed below.

        Contracts relating to technology under development also can involve delivery of a license to intellectual property, including processor designs. However, in these arrangements we undertake best-efforts engineering services intended to further the development of certain technology that has yet to be developed into a final processor design. Rather than paying an upfront fee to license completed technology (as described above), customers in these arrangements pay us milestone fees as we perform the engineering services. If the development work results in completed technology in the form of a processor design and related intellectual property, the customer is granted a license to such completed technology at no additional fee. These contracts typically include the purchase of first year maintenance and support commencing upon the completion of a completed processor design and related intellectual property for an additional fee, which fee is equal to the renewal rate specified in the arrangement. The licensee is also obligated to pay us royalties following the sale by our licensee of products incorporating the licensed technology. We continue to own the intellectual property that we develop and we retain the fees for engineering services regardless of whether the work performed results in a completed processor design. Because the engineering activities are best-efforts and at-risk and because the customer must pay an additional fee for first year maintenance and support if the activities are successful, as we interpret EITF 00-21, the maintenance and support is a contingent deliverable that is not accounted for upfront. Accordingly, the fee associated with the engineering services is recognized in revenue as discussed in our response to the Staff's Comment 2 below.

        We advise the Staff that with respect to royalty agreements, there are no deliveables on our part beyond the delivery of the intellectual property and we view the related revenue as contingent revenue. Accordingly, royalty revenue is recognized in the quarter in which a report is received from a licensee detailing the shipments of products incorporating our intellectual property, which is in the quarter following the sale of the licensee’s product to its customer. Royalties are calculated either as a percentage of the revenue received by the seller on sales of such products or on a per unit basis. We periodically engage a third party to perform royalty audits of our licensees, and if these audits indicate any over- or under-reported royalties, we account for the results when they are identified. See further discussion in our response to the Staff's Comment 3, below.

        We will revise our future filings to further clarify how EITF 00-21 impacts our revenue recognition.

2.	We noted that payments for licensing your technology generally include a nonrefundable technology license fee for currently available technology or a nonrefundable engineering service fee, which is payable upon achievement of defined milestones. Please explain to us in greater detail when you recognize amounts received under license agreements as revenue. It appears from your disclosure that you recognize all license fees as revenue upon execution of the license agreement, however, it also appears that you may have continuing obligations under certain arrangements. Please cite the authoritative accounting literature upon which you based your accounting. Consider expanding your revenue policy disclosures in future filings to address our concerns.

        We derive revenue from license fees for currently available technology or from engineering services for technology under development. Each of these types of contracts includes a nonexclusive license for the underlying intellectual property. We supplementally advise the Staff that fees for contracts relating to the currently available technology include: (a) license fees relating to the license of processor design and related intellectual property, (b) maintenance and support, typically for one year and (c) royalties which are payable following the sale by our licenses of products incorporating the licensed technology. Contracts relating to technology under development include (a) fees payable as engineering services are performed (as noted in our response to Staff's Comment 1 above, there is no separate fee for the license if the processor design is completed and the customer licenses the intellectual property from us), (b) maintenance and support, typically for one year (which commences only upon delivery of a completed processor design and related intellectual property) and (c) royalties which are payable following the sale by our licensees of products incorporating the licensed technology.

        Following the guidance in SAB 104, fees for or allocated to licenses to currently available technology are recorded as revenue upon the execution of the license agreement when there is persuasive evidence of an arrangement, fees are fixed or determinable, delivery has occurred and collectibility is reasonably assured. We access the credit worthiness of each customer at the time the license agreement is executed or when a transaction under the agreement occurs. If collectibility is not considered reasonably assured, revenue is recognized when the fee is collected. Other than maintenance and support, there is no continuing obligation under these arrangements after delivery of the intellectual property.

        Fees for engineering services in contracts for technology under development, which contracts are preformed on a best efforts basis, are recognized as revenue as services are performed; however, we limit the amount of revenue recognized to the aggregate amount received or currently due pursuant to the milestone terms. While there is little in the way of authoritative literature covering revenue recognition on service transactions other than the general guidance in SAB 104 and FASB Concept Statements, we believe this methodology is consistent with the guidance discussed in the 2004 Miller Revenue Recognition Guide, Chapter 6. As noted above, we retain the fees for engineering services regardless of whether the work performed results in a completed processor design. If the engineering services result in a completed processor design, other than for first year maintenance and support, there are no continuing obligations under these arrangements after delivery of the completed processor design and related intellectual property.

        We further advise the Staff that we recognize revenue on mainteance and support arrangements ratably over the period during which the obligation exists, typically 12 months.

        We will revise our future filings to include discussion regarding revenue recognition as noted in our response to the Staff’s comment.

3.	We see that you reduced your royalty revenue by $900,000 in the second quarter of fiscal 2005 due to an over-reporting by one of your licensees. Please clarify for us when this error was detected and whether you restated any previously issued financial statements or quarterly data. If not restated, please tell us why no restatement was necessary. We may have further comments after reviewing your response.

        The net over-reporting by a licensee was detected in December 2004 during an audit of previously reported royalties at the licensee’s offices, which was conducted by a third-party on our behalf. We did not restate previously issued financial statements or quarterly data. Due to the complex nature of the calculations of royalties due under certain of our arrangements, including those related to this particular arrangement, exceptions noted in a royalty audit (which includes verification, on a test basis, of a sample of royalty reports) often are not necessarily conclusive; rather, they merely serve as a starting point for settlement discussions with the licensee. As a matter of our policy and practice, we do not refund previously reported royalties. Consistent with our policy, in settling this specific matter, we did not grant a refund to the licensee. The net adjustment was settled as a reduction of future royalties due upon the licensees sale of products incorporating previously licensed and delivered intellectual property. Accordingly, because we are only obligated to reduce future royalties due from this licensee, we concluded there was no basis for restating prior periods.

Form 8-K dated October 20, 2005

4.	We note that you present non-GAAP measures in the form of a statement of operations. That format may be confusing to investors as it reflects several non-GAAP measures, including research and development, sales and marketing as well as general and administrative line items that exclude GAAP amounts and which have not been identified or individually described to investors. In addition, you have not explained your purpose for presenting non-GAAP operational measures that are the same as the GAAP amounts. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented.

a)	To eliminate investor confusion, please remove the non-GAAP statements of operation format from future filings and instead only disclose those non-GAAP measures used by management with the appropriate reconciliations.

b)	Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comments.

        We did take into account the disclosure requirements of paragraph (e)(l)(i) of Item 10 of Regulation S-K in formulating our disclosure in the Form 8-K dated October 20, 2005. Nonetheless in response to subsection (a) of this comment we will in future Form 8-K filings eliminate the non-GAAP statements of operation format and in its place will reconcile more concisely the non-GAAP measures used by our management and referred to in the body of the press release. Below is a sample of the non-GAAP presentation that we would propose to make in future filings.

MIPS TECHNOLOGIES, INC.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME and NET INCOME PER SHARE

(In thousands, except per share data)

(unaudited)

		Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
	GAAP net income (loss)	$(3,861)	$3,121
(a)	Equity-based compensation expense under SFAS 123R (see note below)	$6,110	—
(b)	Acquired in-process research and development (see note below)	$570	—
(c)	Restructuring charge (see note below)	—	$277
(d)	Income tax effect (see note below)	$(1,536)	$(61)

	Non-GAAP net income	$1,283	$3,337

	Non-GAAP net income per basic share	$0.03	$0.08

	Non-GAAP net income per diluted share	$0.03	$0.08

	Common shares outstanding - basic	42,382	40,695

	Common shares outstanding - diluted	44,309	42,384

        These adjustments reconcile the Company’s GAAP results of operations to the reported non-GAAP results of operations. The Company believes that presentation of net income and net income per share excluding non-cash equity-based compensation, acquired in-process research and development and restructuring costs provides meaningful supplemental information to investors, as well as management, that is indicative of the Company’s core operating results and facilitates comparison of operating results across reporting periods. The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and budgeting purposes. These non-GAAP measures should not be viewed as a substitute for the Company’s GAAP results, and may be different than non-GAAP measures used by other companies.

(a)	Non-cash equity-based compensation expense of $6.1 million related to the Company’s adoption of SFAS No. 123 revised (123R) beginning in the first quarter of fiscal 2006, allocated as follows: $4.3 million to research and development including a one-time charge of $3.3 million related to the Danish lawsuit settlement, $603,000 to sales and marketing and $1.2 million to general and administrative. Management believes that it is useful to investors to understand how the expenses associated with the adoption of SFAS 123R are reflected in net income. Net income for the first quarter of fiscal 2005 did not include equity-based compensation expense under SFAS 123.

(b)	The charge of $570,000 for acquired in-process research and development expense related to the acquisition of First Silicon Solutions (FS2) completed in September 2005. Management believes that excluding this charge facilitates comparisons to MIPS’ core operating results during periods when there were no acquisitions.

(c)	Additional restructuring charge related to terminating a long-term lease obligation for a Denmark design center facility. Management believes that it is useful in measuring MIPS’ operations to exclude expenses related to closing of facilities because restructuring activities have been non-recurring and infrequent and therefore are not considered directly related to our core business operations.

(d)	Amount reflects the expected tax impact on the above noted non-GAAP adjustments.

        MIPS Technologies, Inc. acknowledges the following:

a.	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

c.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

*  *  *  *  *

        Should you have any additional questions or comments regarding the foregoing, please contact the undersigned at (650) 567-5037 or, in his absence, Mervin S. Kato, VP Finance at (650) 567-5028.

Sincerely,

/s/ KEVIN C. EICHLER
Kevin C. Eichler
Chief Financial Officer and Treasurer

cc:      Ms. Julie Sherman, Division of Corporation Finance